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11.00%   Interest Rate

$0 invested
Minimum raise $50,000 ?

AVANT Media Institute

Houston, TX

- **State-approved technical institute** applying for National Accreditation
- State-of-the-art facilities for **the best hands-on education**
- **Unparalleled pricing and student-teacher ratios** (12:1) for a technical college
- **Accomplished faculty and staff** boast over 50+ years in audio and recording industry
- This investment is **secured by a blanket lien on all assets** of the business

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Company Description

AVANT Media Institute ("Avant") is a Houston-based educational institution specializing in career training for the digital and media technology industries. At the end of a 44-week curriculum, students graduate with a diploma in Audio Engineering and are ready to take on jobs and careers in recording, live production, TV and radio, movies and gaming. Already a state-licensed institution with a three-year track record, Avant is currently navigating the National Accreditation process and is raising funds.

 

Formed in 2014, Avant began with the mission to provide students with an immersive educational experience, applying hands-on training with industry standard hardware and software. Avant's classrooms and facilities are equipped with top-of-the-line audio editing and recording equipment, an in-house recording studio and student work bays.

The Avant faculty has over 50 years of combined experience in the audio industry. In addition to their own Grammy-nominated projects, Avant instructors have collaborated with multiple Grammy-winning artists and are still active today in their fields. The interactive curriculum is crafted with the sole focus of advancing students toward mastery of skills and job placement.

In its first three years, Avant has crafted a specialized curriculum, applied for and established State Certification, and has graduated dozens of students through its Audio Engineering program.





In the next year, Avant will continue developing its student body and will be eligible for National Accreditation (normally a 4 to 5-year process from the time of launch). This accreditation status will provide the institute with national recognition and its students with the ability to qualify for federal student grants and loans when enrolled in the program. The specific standards and application that the institute is applying for will also allow Avant to offer its students an Associates Degree by 2019.

These milestones will be significant steps forward in achieving the institute's long-term goals. The institute plans to add digital video production and video game design and programming to its curriculum. With these programs in place, Avant will become a full-suite for-profit technical college dedicated to advancing educational excellence in the media industry.

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Key Terms

Issuer	Avant Media Institute, LLC
Securities	Term Notes
Offering Amount	Minimum of $50,000 to maximum $55,000
Interest Rate ⓘ	**11.0%**
Payments ⓘ	**Monthly**
Maturity ⓘ	**18 Months**
Security Interest ⓘ	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%.** Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

Avant is targeting $50,000 to $55,000 with its NextSeed raise. The team plans to use the funds to fulfill requirements and costs incurred in the National Accreditation process.

Just over half of the proceeds ($30,000) will cover the application, government fees, as well as the additional applications and payments to the multiple workshops and necessary trainings required of the leadership team.

The additional funds will be put towards hiring staff to fill new roles required for accreditation. These will include full- and part-time positions, including a Career Services Representative, Student Services Representative, Financial Aid Advisor and Lab Technician.

 

 

Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100 ▾	11.00%	18 months	$109



* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

Invest $1,000 or more

- Invitation for 2 to an Avant event with activities in each room (video voice over, Karaoke, etc.)

Invest $2,500 or more

- Full recording session from one of Avant's Grammy-nominated instructors. Mixed and mastered by one of Avant's top engineers.
- Invitation for 2 to an Avant event

Invest $5,000 or more

- Sound-production project for your business (jingle, audio commercial, podcast recording, interview). Mixed and mastered by one of Avant's instructors.
- Full recording session from one of Avant's Grammy-nominated instructors
- Invitation for 2 to an Avant event

Invest $10,000 or more

- Sponsor of a student or a class with a plaque of recognition on the wall
- Sound-production project for your business (jingle, audio commercial, podcast recording, interview)
- Full recording session from one of Avant's Grammy-nominated instructors
- Invitation for 2 to an Avant event

Business Model

As a vocational institute, Avant is part of a billion-dollar industry bloated with a similar occurrence: curriculums that offer very little practical training and experience. Avant's hands-on approach to learning media technologies sets it apart and readies its students for immediate placement in the industry. Employment of broadcast and sound engineering technicians is projected to grow 7 percent from 2014-2024, in-line with national averages.

Avant is built on three key pillars: 1) relevant and practical education, 2) low student to teacher ratios, and 3) affordable tuition.

 

Vocational schools are at the forefront of a growing trend. Students who have the ability to attend four-year colleges are now seeking out technical schools as an alternative. Vocational institutions are often more cost-affordable and more practical, teaching immediately applicable skills. Through its first few years, Avant students have achieved over 90% placement in industry jobs at or shortly after graduation.

With a focused curriculum and an up-to-date, hands-on learning experience, Avant students have the opportunity to exceed the learning curve compared to graduates from other institutions. Avant's student to teacher ratios are pegged at 12:1 or lower.

The year-long program spans 4 separate 11-week quarters. Tuition is $20,000 annually, which is among the lowest in the country within the category.



However, even with the relatively lower cost of tuition, Avant is currently capturing only a fraction of its potential revenue. In the early stages of building its brand reputation, the team has focused on growing its community rather than maximizing cash flow. Without national accreditation, Avant students are unable to apply for federal aid and affordable student loans. In response, tuition for the program is subsidized heavily by Avant's own scholarship and financing mechanisms. Collection of revenue is therefore both lower and delayed, averaging a third of the stated tuition.

By achieving national accredited status, revenue will be directly impacted. Federal lending pays the institution half of the borrowed amount up front and half upon the student's completion of the degree.

 

With a focus on community building, Avant is invested in its marketing efforts to raise awareness of its programs. Avant's leadership team and staff will continue to regularly visit schools and conventions to introduce the program to potential students. The team has also launched a strong digital marketing campaign to broaden its reach. This marketing push, in conjunction with its National Accreditation, will allow Avant to potentially double or triple the size of its student body within a short period.

Additionally, the institute has plans to increase its diploma programs to include digital video programs and video game design over the next few years.

Location Analysis

Avant Media Institute is located on the Northside of Houston (256 North Sam Houston Pkwy E #130, Houston, TX 77060). The school is next door to Lone Star Community College's Greenspoint campus, providing local students with a viable and practical education alternative.



According to the US Census, over 77% of Houston residents age 25+ hold a high school diploma or higher degree. Only 31%, however, opt to graduate with a four-year college degree or higher.

Vocational institutes are in high demand to fill the gap in higher education. By providing a physical campus with actual hands-on work space, Avant sets itself apart from the online-only curriculums that are the subject of much debate.



The faculty and staff have also established strategic relationships with various entertainment venues and industry professionals around the city. Through these relationships, Avant has set up exclusive introductions and internships with media tech leaders, providing students with insight into what their professional future might look like both practically and as a lifestyle.

As a major international city, Houston has this capacity and need for the skill sets trained at Avant. Growth is expected to stem from the many businesses, schools and radio and television stations in the city.

Leadership



Ryan Klonek, *Founder*
Education is a passion for Ryan. He's worked with underprivileged and at-risk students in the Houston area since 2000, launching a tutoring and afterschool program focused on providing students with additional growth opportunities.

Ryan founded the AVANT Media Institute in 2014 with the core belief that the future of education lies beyond the 4-year college.



Crystal Rivera, *Director*
Crystal holds a Bachelor's Degree in Education and a Master's Degree in Counseling from the University of Houston. She has also received her Licensed Professional Counselor Certification. In her decade-long career as a guidance counselor and institute director, Crystal has dedicated herself to the fusion of personal and academic needs. She strives to prepare students for real world achievement.



Armando Berrios, *Department Chair*
Armando has been recording, mixing and mastering records for over 12 years. After graduating from Full Sail Real World Education in 2002, he began to pursue freelance engineering and production endeavors. He has since worked with many established artists including Ludacris, George Clinton, Jadakiss and B.O.B among many others. In an effort to share his knowledge, Armando began to teach young engineers both privately and in Houston-area schools.

As Department Chair at AVANT Media Institute, Armando leverages his experience to writes and develop a practical and ambitious curriculum for the program.

History

⭐ **March 2014**
Founding of AVANT Media Institute with curriculum developed and facility readied for state approval

⭐ **February 2015**
First classes started

⭐ **March 2016**
First graduating class

⭐ **April 2017**
Maintained good standing for state approval. Attained the longest extension available (3-year license).

⭐ **July 2017**
Began application process for National Accreditation

⭐ **Spring 2019**
Anticipated National Accreditation approval

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